September 13, 2024

Andrew Saik
Chief Financial Officer and Treasurer
Arvinas, Inc.
5 Science Park
395 Winchester Ave
New Haven, Connecticut 06511

       Re: Arvinas, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 27, 2024
           File No. 001-38672
Dear Andrew Saik:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences